As filed with the Securities and Exchange Commission on June 16, 2025

United States

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 18

to

Form N-8B-2

File No. 811-21056

Registration Statement of Unit Investment Trust

Pursuant to Section 8(b) of the

Investment Company Act of 1940

Advisors Disciplined Trust

(and Subsequent Trusts and Similar Series of Trusts)

Not the issuer of periodic payment plan certificates

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor. (“Control” for the purposes of this item means “Control” as defined in Section 2(a)(9) of the Act, but without reference to the presumption created therein.)(If no such other person controls the depositor, indicate “none.”)

NAME	BRIEF DESCRIPTION OF BASIS OF CONTROL

Sun Life (U.S.) HoldCo 2020, LLC	Owns over 50% of the shares of AAM Holdings, Inc. which owns 100% of the securities of the depositor

SLC Asset Management LLC	Owns 100% of the interests in Sun Life (U.S.) HoldCo 2020, LLC

Sun Life Assurance Company of Canada-US Operations Holdings Management Inc.	Own 100% of the interests in SLC Asset Management LLC directly and through SLC AM Corp LLC which is itself a member of SLC Asset Management LLC

Sun Life 2007-1 Financing Corp.	Owns 100% of the shares of Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc.

Sun Life Global Investments Inc.	Owns 100% of the shares of Sun Life 2007-1 Financing Corp.

Sun Life Financial Inc.	Owns 100% of the shares of Sun Life Global Investments Inc.

S&LC Family LLC	Owns over 25% of the shares of AAM Holdings, Inc. which owns 100% of the securities of the depositor

S&LC Living Trust	Owns over 25% of the interests of S&LC Family LLC

J2KDLS Irrevocable Trust Dated July 15, 2021	Owns over 50% of the interests in S&LC Family LLC

Scott I. Colyer and Lisa C. Colyer	Co-trustees of S&LC Living Trust and co-managers of S&LC Family LLC

South Dakota Trust Company, LLC	Trustee of J2KDLS Irrevocable Trust Dated July 15, 2021

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, Advisors Asset Management, Inc., the Depositor of the registrant, has caused this Amendment No. 18 to the registration statement to be duly signed on behalf of the registrant in the city of Wichita and state of Kansas on the 16th day of June 2025.

Advisors Disciplined Trust

By:	Advisors Asset Management, Inc. Depositor

By:	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President